January 24, 2018 POSCO 2017 Earnings Release Exhibit 99.1

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the year 2017. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

Parent Performance (Production/Sales) 2017 Earnings Release │ January 24, 2018 2015 2016 2017 YoY Crude Steel Production 37,965 37,496 37,207 -289 Product Production 35,592 35,940 35,210 -730 STS 1,862 1,971 2,028 +57 Product Sales 35,337 35,875 34,709 -1,166 STS 1,842 1,964 1,997 +33 Carbon Steel Sales Price 606 566 691 +125 WP Sales Ratio(%) 38.4 47.3 53.4 +6.1%p Export Ratio(%) 51.5 49.4 46.0 -3.4%p Product Inventory 1,240 1,045 1,323 +278 (thousand tons, thousand KRW/ton) Production and Sales Decreased from Maintenance While World Premium Product and Domestic Sales Volume Lifted · Crude Steel : P) #3 Blast Furnace (-638K tons) · Product : P) #1 HR (-206K tons), #3 Plate (-77K tons) G) #3 HR (-778K tons) 2017 Earnings Result [ YoY Analysis ] ○ Production volume down from blast furnace revamping and facility rationalization * P: Pohang Works, G: Gwangyang Works ○ Product sales dropped · HR (-1,091K tons), Plate (-136K tons), etc. ○ Average sales price raised · Carbon steel (+125 thousand KRW/ton) · Stainless steel (+293 thousand KRW/ton) ○ WP sales ratio surpassed the target of 52% · WP shipment : (’16) 15,973 → (‘17) 17,333k tons ○ Export sales ratio decreased · Domestic sales ratio went up to 54.0% with strategy to secure domestic market

2017 Earnings Result

Parent Performance

Recorded Highest Earnings Since 2012 by Expanding Domestic Market Share and High Margin Product Sales

(billion KRW)

	2015	2016	**2017**	YoY
Revenue	25,607	24,325	**28,554**	+4,229
Cost of Goods Sold	21,473	19,904	**23,833**	+3,929
Gross Profit	4,134	4,421	**4,721**	+300
(Gross Margin)	(16.1%)	(18.2%)	**(16.5%)**	
SG&A	1,896	1,786	**1,819**	+33
Operating Profit	2,238	2,635	**2,902**	+267
(Operating Margin)	(8.7%)	(10.8%)	**(10.2%)**	
Non-Operating Profit	-570	-446	**452**	+898
Net Profit	1,318	1,785	**2,546**	+761
(Net Margin)	(5.1%)	(7.3%)	**(8.9%)**	

[YoY Analysis]

○ Despite decline of production and sales volume and rise of raw material prices, operating profit upped by 267bn KRW on mill margin* improvement



'16
2,635
Mill Margin
+237
WP Sales
+163
Domestic Sales
+30
Production/Sales
-163
+267 bn KRW
'17
2,902

* Mill Margin : Steel sales price – Raw material prices (Iron ore, Coking coal)

○ Net profit improved by 761bn KRW contributed by decreas in impairment losses and gain on disposal of investment securities

- Operating profit (+267 bn KRW)
- Reduced impairment losses on assets (+374 bn KRW)
- Disposal of investment securities (+285 bn KRW)
- Corporate income tax, etc. (-165 bn KRW)

[Financial Structure]



Liabilities Ratio
19.3%
17.4%
16.9%
Net Debt
341
-109
-2,255 bn KRW
'15
'16
'17

2017 Earnings Release | January 24, 2018

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2017 Earnings Result

Consolidated Performance

Operating Profit Boosted to 4.6 tn KRW with Improved Earnings from Steel and Non-Steel Sectors Combined

(billion KRW)

	2015	2016	2017	YoY
Revenue	58,192	53,083	**60,655**	+7,572
Gross Profit	6,534	6,689	**8,356**	+1,667
(Gross Margin)	(11.2%)	(12.6%)	**(13.8%)**	
SG&A	4,124	3,845	**3,734**	-111
Operating Profit	2,410	2,844	**4,622**	+1,778
(Operating Margin)	(4.1%)	(5.4%)	**(7.6%)**	
Non-Operating Profit	-893	-541	**-341**	+200
Share of Profit(Loss) of Equity-accounted Investees	-506	-89	**10**	+99
Finance Income and Costs	-830	-782	**-112**	+670
Foreign Currency Transaction & Translation Gain(Loss)	-383	-142	**170**	+312
Net Profit	-96	1,048	**2,974**	+1,926
(Net Margin)	(-0.2%)	(2.0%)	**(4.9%)**	
Profit Attributable to Owners of the Controlling Company	181	1,363	**2,790**	+1,427

[YoY Analysis]

○ Steel and E&C segments largely contributed to gain in consolidated OP by 63%

- Steel (+678 bn KRW) : Stronger earnings of POSCO and overseas steel with PT.KP's OP turning profit
- Non-Steel (+1,079 bn KRW) : Profit increase in E&C and energy businesses

※ Aggregated Operating Profit by Segment

(billion KRW)	2016	2017	YoY
Steel	2,927	3,605	+678
POSCO	2,635	2,902	+267
Overseas Steel	137	476	+339
Non-Steel	13	1,092	+1,079
Total	2,940	4,697	+1,757

○ Net profit improved from operating profit increase and proceeds of investment securities

- Operating profit (+1,778 bn KRW)
- Disposal of investment securities (+291 bn KRW)
- Reduced impairment losses on assets (+173 bn KRW)
- Corporate income tax, etc. (-316 bn KRW)

2017 Earnings Release | January 24, 2018
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posco

2017 Earnings Release │ January 24, 2018 Aggregated Earnings by Segment Segment Revenue Operating Profit Net Profit 2015 2016 2017 2015 2016 2017 2015 2016 2017 Steel 44,837 42,906 47,611 1,843 2,927 3,605 182 1,511 2,791 Trading 27,008 26,420 34,878 374 361 423 39 53 113 E & C 9,868 7,482 7,286 147 -626 289 -276 -1,404 24 Energy 2,008 1,751 1,697 148 97 184 55 -103 100 I C T 945 882 957 3 53 57 -94 29 42 Chemicals/ Materials, etc. 2,806 2,444 2,631 34 128 139 -27 49 91 Total 87,472 81,885 95,060 2,549 2,940 4,697 -121 135 3,161 (+915) (+678) 2017 Earnings Result (billion KRW) Aggregated Operating Profit Expanded on Strong Performance of Domestic/Overseas Steel and E&C Businesses

2017 Earnings Result

Consolidated Performance (B/S)

Financial Soundness Continued to Strengthen with Current Ratio and Liabilities Ratio Enhanced on Robust Earnings

(billion KRW)

	2015	2016	**2017**	YoY	Remarks
Current Asset	29,181	29,304	**31,127**	+1,823	· Operating profit was lifted and gain on disposal of investment securities increased
Cash Balance*	8,686	7,623	**9,595**	+1,972	
Accounts Receivable	9,596	9,787	**8,951**	-836	· Daewoo's accounts receivable reduced
Inventories	8,225	9,052	**9,951**	+899	· Inventories rose due to raw material price surge
Current Ratio (%)	145.0	154.9	**164.3**	+9.4%p	
Non-Current Asset	51,228	50,459	**47,898**	-2,561	
Other Long-term Financial Assets**	3,205	3,421	**2,791**	-630	· Reduced from disposal of securities
PP&E	34,523	33,770	**31,884**	-1,886	· Depreciation 3tn KRW, Acquisition and others 1.1tn KRW
Total Assets	80,409	79,763	**79,025**	-738	
Liabilities	35,339	33,925	**31,561**	-2,364	
Current Liabilities	20,131	18,916	**18,946**	+30	· Debt decreased by forex impact in overseas subsidiaries (KRW/USD: '16/E 1,209 → '17/E 1,071)
Non-Current Liabilities	15,208	15,009	**12,615**	-2,394	
(Interest-bearing Debt)	25,220	22,705	**21,064**	-1,641	· Net debt recorded at 11.5tn KRW
Liabilities Ratio (%)	78.4	74.0	**66.5**	-7.5%p	
Equity	45,070	45,838	**47,464**	+1,626	
Owners of the controlling company	41,235	42,373	**43,733**	+1,360	

*Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term tradable securities, Short-term available for sale securities, Current portion of held-to-maturity securities ** Includes other bonds

2017 Earnings Release | January 24, 2018

7

posco

POSCO C&C POSCO Energy POSCO Chemtech 8 2017 Earnings Release │ January 24, 2018 · Operating profit upped mainly due to improvement of trading* segment (billion KRW) 2015 2016 2017 304 353 345 82 124 150 · Earnings gained on increase of coal tar sales price and anode material sales volume 2015 2016 2017 79 101 54 44 60 73 · Contracted losses from overseas project and profit gained in housing business led both OP and NP to a turnaround · Smart Factory business contributed to stronger operating profit and net profit 2016 2017 51 57 11 -80 28 42 · Profit of power generation business went up due to CP increase 2015 2016 2017 66 141 113 19 -135 70 · Sales price hike was insufficient to offset the rise of material cost and fall of exchange rate 2015 2016 2017 40 25 28 13 30 19 2015 POSCO Daewoo POSCO ICT POSCO E&C** 2015 2017 -509 300 -83 80 2016 -678 139 * POSCO Engineering merged in Feb ’17 (**Consolidated earnings) * POSCO P&S merged in Mar ’17 - CP : ’16) 7.60 → ’17) 9.98 KRW/kwh - Anode mat’l sales : ’16) 3,870 → ’17) 6,802 tons - Sales price +109k, Raw material cost +132k KRW/ton - OP up in Smart EIC/IT segment (+11bn KRW) Domestic Subsidiaries (Parent-based) 2017 Earnings Result (billion KRW) Net Profit Operating Profit Net Profit Operating Profit

2017 Earnings Result

Overseas Subsidiaries (Parent-based)

PT. Krakatau POSCO

· **Recorded first annual operating profit since the start of operation on strong sales price and expansion of domestic plate sales**

- Plate sales : '16) 843 → '17) 976k tons


(billion KRW)
Operating Profit
Net Profit
-275
-423
-72
-212
14
-142
2015
2016
2017

Zhangjiagang STS(ZPSS)

· **Profitability improved on robust market condition and expansion of WP sales**

- WP sales ratio : '16) 49.3% → '17) 59.2%


-80
-116
107
90
129
107
2015
2016
2017

POSCO SS VINA

· **Losses narrowed driven by higher utilization rate and price hike in the regional market**

- Sales price : '16) 565 → '17) 855k tons (+51%)


-101
-114
-57
-75
-35
-55
2015
2016
2017

POSCO Maharashtra

· **Sound export/domestic market contributed to achieving historic high sales volume and recording first net profit since '15**

- Sales volume : '16) 1,223 → '17) 1,698k tons (+39%)


(billion KRW)
Operating Profit
Net Profit
-8
-81
36
-10
101
99
2015
2016
2017

POSCO Mexico

· **Recorded highest operating profit since operation started in '09 backed by price surge of auto sheets and sales increase**

- Sales volume : '16) 553 → '17) 573k tons


11
1
27
0.4
50
5
2015
2016
2017

POSCO Vietnam

· **Profit reduced as sales volume down by trade barriers of the U.S. and material cost increased**

- Anti-dumping issue of the U.S. resolved in '18
  : Korean-made material excluded from taxation


-8
-17
29
23
8
1
2015
2016
2017

2017 Earnings Release | January 24, 2018
9

2017 Business Activity

Business Restructuring

Completed 150 Cases of Business Restructuring from 2014 to 2017 Achieving 7.0 tn KRW Worth Financial Effect

Restructuring Target	IP 1.0 ('14.3~'15.6)	IP 2.0 ('15.7~'17.E)	From 2018
· Restructuring 149 Cases · 7.0tn KRW Financial Effect	Enhance Financial Structure (Non-debt Financing)	Restructure Businesses (Non-core/Low-profit Biz)	Adjust Business Portfolio of Each Subsidiary Strengthen Group Competitiveness by Relocating Growth Businesses

Restructuring Achievements

Annual number of cases (85 Subsidiaries, 65 Assets)



Assets
Subsidiaries
5
15
12
34
19
39
19
7
2014
2015
2016
2017

Accumulated financial effect (Proceeds 5.7tn, Debt reduction 1.3tn)

(trillion KRW)



1.0
4.5
5.8
7.0
2014
2015
2016
2017

- Boost profitability (0.4tn/yr) : Exited from loss-making businesses
- Eliminate potential insolvency (1.2tn)
  : Sold off high-risk PF, Excluded POSCO Plantec from consolidation

Steel/ Trading	· Sold POSCO Specialty Steel, Namisa Mine · Integrated domestic and overseas steel trading - TMC · AST · SPFC → Merged to P&S → Merged to P-Daewoo
E&C Restructuring	· Disposed 38% stake in POSCO E&C, Sold Santos CMI · Merged POSCO Engineering to POSCO E&C, Integrated operation of A&C
Non-core/ Low-profit Biz	· Sold off insolvent and low-profit making businesses - POSCO LED, PONUTech, POS-HiAL, POSCO Magnet
Non-operating Assets	· Sold real estates/securities/non-profit making assets - POSCO E&C office building, investment securities, idle assets in Pohang and Gwangyang

2017 Results

- Disposed investment securities worth of 1tn KRW - KB Financial, Hyundai Heavy Industries, NSSMC
- Sold off and liquidated overseas subsidiaries including POSCO M-TECH Indonesia, Sold POSCO employee housing

2017 Earnings Release | January 24, 2018
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posco

2017 Business Activity

Steel Business with Unmatched Technology

Consolidate Steel Competitiveness through Solution Marketing-based WP* Sales

* World Premium : World Best/First/Most

· WP/WP+ sales volume continued to increase

[WP/WP+ Sales Volume and Ratio] (thousand tons)


12,710
15,973
17,333
18,875
38.4%
47.3%
53.4%
57.0%
8,361
25.7%
9,925
30.0%
WP Ratio
WP+ Ratio
2015
2016
2017
2018(P)

· Solution marketing-based sales boosted

[Future Goals]

Solution combining steel development, application technology, commercial support

- **Strengthen** individual care for customers by supporting marketing solution
- **Innovate** utilization of digital devices and speed of responding to customers

[Solution-based Sales Volume] (thousand tons)


2,420
3,900
5,140
6,000
2015
2016
2017
2018(P)

· Lead technology by developing industry-oriented WP/WP+

Automobile

- Lightweight solution for Ssangyong G4 Rexton with frame body
- By increasing ratio of high-strength steel from 0% to 61% on body-on-frame* structure, driving performance and fuel efficiency of SUV enhanced
- Support application technology for 1.5GPa steel for car frame



<Car Frame Body>

* Body-on-Frame Structure: Separate body is mounted on frame in constructing automobile

Construction

- Steel Box made of plate is applied in highway construction from Jakarta to Cikampek stretching 37km ('17.1-'18.8)
- PT.KP and POSCO can cooperate in designing steel bridges, from which demand increase of KP-manufactured plate is expected in Indonesia where concrete is normally used



<Steel Box for Bridge>

Shipbuilding

- Applied high-Manganese steel in LNG-fueled bulker 'Green Iris' first time in the world
- Fuel tanks manufactured with high-Mn steel endures low temperature of -196℃ suitable for storing and shipping LNG
- Superior weldability and cost competitiveness vs. Ni or Al alloys



<LNG-fueled Carrier>

Stainless Steel

- Used STS curtain wall material for the ice hockey stadium of PyeongChang Olympics to lock in steel supply for premium products by providing solution for entire processes from design, material supply and manufacturing to building
- Superior in strength, corrosion resistance and light-weight compared with currently-used materials



<Hockey Stadium>

2017 Earnings Release | January 24, 2018
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posco

2017 Business Activity

Future Growth by Differentiated Capabilities

Prepare for Electric Vehicle Ecosystem as a Total Solution Provider

POSCO

- **Lithium Carbonate**
  - Lithium production plant (PosLX) completed in Feb '17 with 2,500 ton capacity, which can produce 100k EV batteries
- **Giga Steel**
  - Next-generation steel used mainly for automobiles sustaining 100kg per 1 ㎟
  - In comparison with aluminum, superior in strength, light-weight, safety and environment-friendliness
- **Hyper NO***
  - Expanded annual capacity to 160k tons in Feb '17, which can supply 2.6 million Evs
  - Maintain 100% domestic market share of Hyper NO for EV traction motor

[Lightweight Car Body]

Giga Steel → Car Body



POSCO Chemtech · ESM

- **Anode Mat'l (POSCO Chemtech)**
  - From current 12k ton anode materials manufacturing capacity, expansion up to 40k with 200 bn KRW revenue by '20 is planned
- **Cathode Mat'l (POSCO ESM)**
  - Supply global battery-makers with Ni 80% high-content NCM (Nichel·Cobalt·Manganese)
  - 20k ton capacity and 370 bn KRW revenue targeted until '20

[Battery Materials]

Cathode/Anode → Battery



POSCO Daewoo

- **EV Traction Motor (TMC Division of Daewoo)**
  - Manufacture high-efficiency EV traction motor core with POSCO-made premium Hyper NO and supply major automakers

[High-efficiency Motor]

Hyper NO* → EV Traction Motor



POSCO ICT

- **EV Charging Stations**
  - Operate 700 stations nationwide with largest market share, provide full coverage of EV charging from operation to service

[Charging Infrastructure]

EV Charger → Charging Infra





* NO : Non-oriented electrical steel

2017 Earnings Release | January 24, 2018

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posco

2018 Business Plan 2017 Earnings Release │ January 24, 2018 (trillion KRW, million tons) Business Plan 2017 2018년 Result Plan POSCO Revenue 28.6 29.0 Crude Steel Production 37.2 37.4 Product Sales 34.7 35.3 Capex 1.7 2.9 Debt 3.9 4.4 Consolidated Revenue 60.7 61.9 Capex 2.6 4.2 Debt 21.1 21.5

(Appendix) Global Steel Demand

Chinese Steel Market

"Strong price trend is expected to stay on insufficient supply due to winter production cut in China"

- ✓ Complying with the Chinese government's most strict environment regulations in history, steelmakers have reduced production mainly led by Hebei area since Nov '17
  - Blast furnace utilization rate fell to around 80% early '18
  - Production cut is expected at 35 million tons during the period
- ✓ Price forecast remains strong in '18.1Q backed by continued impact of production reduction and restocking demand

[China's Steel Price / Blast Furnace Utilization Rate]



560 569 538 474 464 497 558 606 638 616 623 654 660
HR Domestic Price (U$/ton)
Utilization Rate (%)
84 85 85 86 85 87 87 87 88 87 83 80 80
'17.1 2 3 4 5 6 7 8 9 10 11 12 '18.1

* CRU(2018.1), SteelHome(2018.1)

Demand by Region

"Global steel demand forecast to gradually increase in '18 on sound demand in emerging markets"

- ✓ China's steel demand in '18 is forecast to be stagnant due to restriction on heated real estate market and lower production of manufacturing industry from environment enforcements
- ✓ Although sluggish demand growth is forecast in developed countries, developing countries are expected to demonstrate a 5~6% range growth rate from expansion of infrastructure investment

[Steel Demand Outlook] (million tons)

Region	2015	2016	2017	YoY	2018(f)	YoY
U.S.	96.1	91.8	96.2	4.8%	97.3	1.1%
EU	153.9	158.2	162.1	2.5%	164.3	1.4%
China	672.3	681.0	752.5	10.5%	752.5	0.0%
India	80.2	83.5	87.1	4.3%	92.1	5.7%
ASEAN	65.1	74.1	77.7	4.8%	83.0	6.8%
MENA	72.9	72.6	72.6	0.0%	75.8	4.5%
World	1,501	1,516	1,601	5.6%	1,627	1.6%

* World Steel Association(2017.10), POSRI(2018.1)

2017 Earnings Release | January 24, 2018
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posco

2017 Earnings Release │ January 24, 2018 Demand Industry Outlook Steel Supply and Demand (million tons) Shipbuilding Construction Automobile Auto production expected at low level of 4.1 million cars due to slowdown of both domestic and export markets in ’18 While shipbuilding volume will decline in ‘18 from order draught of ’16, new order-taking will slightly go up Softening housing market and reduction of government SOC budget likely to turn construction investment slower 4,556 4,229 4,115 4,144 2015 2016 2017 2018(f) 【Production】 (thousand cars) 24.1 4.4 16.1 17.8 2015 2016 2017 2018(f) 【New Orders】 (million GT) * Clarkson(2018.1), POSRI(2018.1) * Bank of Korea (2017.12) , POSRI(2018.1) 2015 2016 2017 2018(f) 6.6% 10.7% 7.5% 0.6% 【Construction】 (YoY) 2015 2016 2017(e) 　 2018(f) 　 YoY YoY Nominal Consumption 55.8 57.1 56.2 - 1.6% 56.7 + 1.0% Export 31.6 31.0 31.7 + 2.3% 31.7 0.0% Production 74.1 74.3 76.9 + 3.5% 78.1 +1.5% Import 13.2 13.7 10.9 - 20.6% 10.3 - 6.0% 　 Including Semi-product 22.1 23.7 19.7 - 16.8% 18.6 + 5.7% * POSRI(2018.1) (Appendix) Korean Steel Demand * Korea Automobile Manufacturers Association(2018.1), POSRI(2018.1)

(Appendix) Raw Materials Outlook

	Iron Ore
2017.4Q	As demand for iron ore declined due to Chinese government's environmental regulations, the price fell to U$60/ton range but went up again over to U$75/ton end of the quarter as demand for high grade iron ore increased for enhancing productivity and steel price remained strong.
2018.1Q	**"1Q fine ore price forecast at U$70~75/ton"** While restocking demand ahead of Spring Festival and temporary supply disruption due to typhoon in West Australia will lead to a strong price trend, it will shortly turn weaker, which is expected to continue as supply will be sufficient even after environment regulation period is ended in March.

	Coking Coal
2017.4Q	While China regulated on steel and coke production, strong steel product market and concerns over short supply due to congestion of coal ports in East Australia affected coking coal price to rebound from November.
2018.1Q	**"1Q HCC price forecast at U$220~240/ton"** Surging price trend eased as shipping delay in East Australian ports resolved. However, supply may become tight due to seasonal reasons, which will hold the 1Q HCC price to remain hovering U$200/ton.



[Iron Ore Price]
(US$/ton)
48
55
58
70
86
63
71
66
70~75
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q
2017 4Q
2018 1Q(f)

*62% Fe IODEX CFR China (Quarterly Average Spot Price)



[Coking Coal Price]
(US$/ton)
81
84
93
200
285
191
189
204
220~240
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q
2017 4Q
2018 1Q(f)

*Premium LV HCC FOB Australia (Quarterly Price)

2017 Earnings Release | January 24, 2018

16